

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Joseph Mannello
Chief Executive Officer
MYOS RENS Technology Inc.
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

>   **Re: MYOS RENS Technology Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 30, 2018**
>   **File No. 333-225289**

Dear Mr. Mannello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Joshua Englard